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EXHIBIT 99.4

CONSENT OF INTERNAL QUALIFIED RESERVES EVALUATOR

I consent to the incorporation by reference in this annual report on Form 40-F of Talisman Energy Inc., which is being filed with the United States Securities and Exchange Commission, of my Report on Reserves Data dated March 1, 2012, included in the 2011 Annual Information Form of Talisman Energy Inc. (the "AIF"), and to the references to my name in the AIF.

I also consent to the incorporation by reference in the following Registration Statements:

  (1)
  in the Registration Statement on Form S-8 (No. 333-178449) pertaining to the Employee Stock Option Plan and Director Stock Option Plan of Talisman Energy Inc.;

  (2)
  in the Registration Statement on Form S-8 (No. 333-154924) pertaining to the Corporate Strategy Implementation Recognition Program of Talisman Energy Inc.;

  (3)
  in the Registration Statement on Form S-8 (No. 333-178450) pertaining to the Performance Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its Affiliates; and

  (4)
  in the shelf Registration Statement on Form F-10 (No. 333-165524),

of my Report on Reserves Data dated March 1, 2012 and to the references to my name in the AIF, which are incorporated by reference in this annual report on Form 40-F.

Calgary, Canada March 5, 2012	By:	/s/ MICHAEL ADAMS Michael Adams Internal Qualified Reserves Evaluator

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  EXHIBIT 99.4
CONSENT OF INTERNAL QUALIFIED RESERVES EVALUATOR